

New York Stock Exchange
11 Wall Street
New York, NY 10005

April 3, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the Class A Common Stock, par value $0.01 per share of MSG Entertainment Spinco, Inc. (name to be changed to Madison Square Garden Entertainment Corp.) under the Exchange Act of 1934.

Sincerely,

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